Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2019 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2019 Annual General Meeting of Guangshen Railway Company Limited (the “Company”) will be held at the Meeting Room, 3/F., No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Tuesday, 16 June 2020 at 9:30 a.m. to consider and, if thought fit, pass the following resolutions of the Company:

RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM:

ORDINARY RESOLUTIONS

1.	THAT the work report of the board of directors (the “Directors”, and each a “Director”) of the Company (the “Board”) for 2019 be and is hereby reviewed and approved.

2.	THAT the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2019 be and is hereby reviewed and approved.

3.	THAT the audited financial statements of the Company for 2019 be and is hereby reviewed and approved.

4.	THAT the profits distribution proposal of the Company for 2019 be and is hereby reviewed and approved.

5.	THAT the financial budget of the Company for 2020 be and is hereby reviewed and approved.

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for 2020 and their remunerations be and are hereby reviewed and approved.

7.	THAT the remunerations and allowances of the independent non-executive Directors of the ninth session of the Board be and are hereby reviewed and approved.

SPECIAL RESOLUTION

8.	THAT the proposed amendments to the articles of association of the Company be and are hereby reviewed and approved.

RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM:

ORDINARY RESOLUTIONS

9.	The election of the following executive and non-executive Directors of the ninth session of the Board by adopting the cumulative voting system:

9.1.	THAT the re-election of Mr. Wu Yong as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.2.	THAT the re-election of Mr. Hu Lingling as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.3.	THAT the re-election of Mr. Guo Xiangdong as an executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.4.	THAT the re-election of Mr. Guo Jiming as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.5.	THAT the re-election of Mr. Zhang Zhe as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

9.6.	THAT the appointment of Mr. Wang Bin as a non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

10.	The election of the following independent non-executive Directors of the ninth session of the Board by adopting the cumulative voting system:

10.1.	THAT the appointment of Mr. Frederick Ma Si-Hang as an independent non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

10.2.	THAT the appointment of Mr. Tang Xiaofan as an independent non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

10.3.	THAT the appointment of Mr. Qiu Zilong as an independent non-executive Director by adopting the cumulative voting system be and is hereby reviewed and approved.

11.	The election of the following shareholder representative supervisors of the ninth session of the Supervisory Committee by adopting the cumulative voting system:

11.1.	THAT the re-election of Mr. Liu Mengshu as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.2.	THAT the re-election of Mr. Chen Shaohong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.3.	THAT the re-election of Mr. Xiang Lihua as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

11.4.	THAT the re-election of Mr. Meng Yong as a shareholder representative supervisor of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.

Notes:

(1)

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend the AGM, the register of members of H Shares will be closed from Sunday, 17 May 2020 to Tuesday, 16 June 2020 (both days inclusive), during which no transfer of H Shares will be registered. If any holder of H Shares intends to attend the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar for H Shares, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 15 May 2020. Shareholders of the Company whose names appear on the register of members of the Company at 4:30 p.m. on Friday, 15 May 2020, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports. Holders of A shares of the Company will be given a separate notice of the AGM.

(2)

The Board has proposed the payment of a final dividend for the year ended 31 December 2019 of RMB0.06 per share (including tax). If the final dividend is payable by the passing of Resolution No. 4 by the shareholders of the Company, shareholders whose names appear on the register of members of the Company on Monday, 29 June 2020 will be entitled to receive it.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises（《關於中國居民企業向境外H 股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》） (Guo Shui Han [2008] No.897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2019 payable to the non-resident enterprise shareholders whose names appear on the register of members of the H Shares on Monday, 29 June 2020 is subject to a withholding tax at a rate of 10%. Any shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No.045（《關於國稅發[1993]045 號文件廢止後有關個人所得稅徵管問題的通知》）(Guo Shui Han [2011] No.348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the non-resident individuals will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2019 final dividend to all individual holders of H Shares whose names appear on the register of members of the H Shares on Monday, 29 June 2020, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the relevant supporting information shall be submitted to the Company within 5 day from Monday, 29 June 2020, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai- Hong Kong Stock Connect (Finance Tax [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知（財稅 [2014]81 號）》）jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H Shares acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

Pursuant to the Circular on Tax Policies Concerning the Pilot Program of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No. 127)（《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127 號））jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investors from investing in the H Shares listed on the Hong Kong Stock Exchange through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investors at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The register of members of the Company will be closed from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H Shares to be qualified for the 2019 final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar for H Shares, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Tuesday, 23 June 2020.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be certified by a notary. To be valid, the proxy form, together with a notary certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Wednesday, 27 May 2020.

(7)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

(8)

Considering the outbreak of the Novel Coronavirus (COVID-19), certain precautionary measures will be implemented at the AGM to protect attending shareholders and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM that they should carefully consider the risks of attending the AGM, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified, instead of attending the AGM in person.

Registered office of the Company:

No.1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

28 April 2020

As at the date of this notice, the executive Directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Guo Xiangdong; the non-executive Directors are Mr. Guo Ji’an, Mr. Guo Jiming and Mr. Zhang Zhe; and the independent non-executive Directors are Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.